News Release

Sun Life

Sun Life Announces Executive Appointment to Lead Investor Relations

Darko Mihelic joins Sun Life as Senior Vice-President, Head of Investor Relations

TORONTO, ON – September 29, 2026 — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the appointment of Darko Mihelic as Sun Life’s Senior Vice-President, Head of Investor Relations. Darko will join Sun Life on October 22, 2026 and report to Tim Deacon, Executive Vice-President and Chief Financial Officer.

Darko joins Sun Life from RBC Capital Markets, where he served as Managing Director, Equity Research, covering Canada’s banking and insurance sectors. A highly regarded analyst with extensive experience covering Canada's financial services sector, he brings extensive industry expertise and trusted relationships across the investment community. Prior to RBC, Darko held equity research roles at organizations including Cormark Securities and CIBC Capital Markets.

Darko will lead Sun Life’s engagement strategy and relationships with institutional investors, analysts, and other key external stakeholders and brings a deep understanding of the issues most important to investors and the broader investment community.

Darko succeeds Natalie Brady, who was appointed to the role of Senior Vice-President, Head of Capital Management and Corporate Development at Sun Life earlier this year.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2026, Sun Life had total assets under management of $1.70 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com